Dreyfus BASIC Money Market Fund, Inc.

ANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus BASIC Money Market Fund, Inc. covers the 12-month period from March 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

Many investors breathed a sigh of relief during the reporting period as rising interest rates continued to drive money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates to 2.5% by the end of the reporting period, and many analysts expect further increases in the months ahead. Indeed, the Fed has been unusually candid about its intentions to shift gradually toward a less accommodative monetary policy.

The money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs in this current market environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus BASIC Money Market Fund, Inc. perform during the period?

For the 12-month period ended February 28, 2005, the fund produced a yield of 1.14%. Taking into account the effects of compounding, the fund also produced an effective yield of 1.14%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities, bank obligations, U.S. dollar-denominated foreign and domestic commercial paper, repurchase agreements, asset-backed securities and U.S. dollar-denominated obligations of foreign governments. Normally, the fund invests at least 25% of its total assets in bank obligations.

When managing the fund, we closely monitor the outlook for economic growth and inflation, follow overseas developments and consider the posture of the Federal Reserve Board (the "Fed") in our decisions as to how to structure the fund. Based upon our economic outlook, we actively manage the fund's average maturity in looking for opportunities that may present themselves in light of possible changes in interest rates.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the reporting period.

Although the U.S. economy appeared to be growing moderately during the winter of 2004, inflation remained near historically low levels. As a result, the Fed indicated that it could be "patient" before moving away from the aggressively accommodative monetary policy of the past several years. In April, however, an unexpectedly strong employment report and rising energy prices rekindled investors' concerns that inflationary pressures might be resurfacing, and money market yields began to rise at the longer end of the maturity spectrum.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, the Fed again increased the federal funds rate at its August and September meetings, and money market yields rose.

Economic activity continued to advance in the fall of 2004. In November, the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later estimated that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a 4.4% annualized rate for the year overall.

In February 2005, the Fed raised interest rates another 25 basis points, increasing the federal funds target to 2.5%. Economists and even members of the Fed have stated that they do not know precisely the rate at which a "neutral" posture will be achieved, but it seems to us that, barring an unexpected economic slump, 2.5% is only a temporary stop on the road to higher interest rates.

We began to adopt a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider modestly shorter than industry averages. This strategy, which generally remained in place through the end of the reporting period, was designed to enhance liquidity and keep funds available to purchase higher-yielding securities as they became available.

What is the fund's current strategy?

As of the end of February, we generally have continued to maintain the fund's relatively short weighted average maturity. However, we have occasionally and opportunistically shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming Fed meetings.

A recent employment report showing the addition of 262,000 jobs in February suggested that the U.S. economy remains on a solid growth path, and many observers see no reason for the Fed to alter its course of measured interest-rate increases. The fund's relatively short weighted average maturity is designed to position the fund to reinvest at the higher yield levels we believe will result.

March 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Had these expenses not been absorbed, the fund's yield would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Money Market Fund, Inc. from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.24
Ending value (after expenses)	$1,007.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005

Negotiable Bank Certificates of Deposit−28.5%	Principal Amount ($)	Value ($)
Calyon (Yankee) 2.60%, 4/4/2005	40,000,000	40,000,000
First Tennessee Bank N.A. 2.61%, 4/4/2005	40,000,000	40,000,000
KBC Bank N.V. (London) 2.15%, 4/12/2005	50,000,000	50,000,577
Natexis Banques Populaires (Yankee) 2.60%, 4/4/2005	40,000,000	40,000,000
Societe Generale (London) 2.45%, 3/17/2005	25,000,000	25,000,000
Toronto-Dominion Bank (Yankee) 2.15%, 4/15/2005	40,000,000	40,000,000
Washington Mutual Bank F.A. 2.61%, 4/4/2005	40,000,000	40,000,000
Total Negotiable Bank Certificates of Deposit (cost $275,000,577)		**275,000,577**

Commercial Paper−54.7%		
Abbey National North America LLC 2.61%, 4/11/2005	10,000,000	9,970,389
Amstel Funding Corp. 2.76%, 5/16/2005	25,000,000 [a]	24,855,389
Atlantis One Funding Corp. 2.16%, 4/7/2005	35,600,000 [a]	35,521,700
Bank of America Corp. 2.61%, 4/12/2005	15,000,000	14,954,500
Barclays US Funding LLC 2.61%, 4/5/2005	40,000,000	39,899,083
Beta Finance Inc. 2.03%, 3/14/2005	25,000,000 [a]	24,981,854
CAFCO LLC 2.61%, 4/5/2005	27,000,000 [a]	26,931,750
Concord Minutemen Capital Co. LLC 2.17%−2.53%, 3/9/2005−4/7/2005	38,227,000 [a]	38,160,801

Commercial Paper (continued)	Principal Amount ($)	Value ($)
DaimlerChrysler North America Holding Corp.		
2.54%–2.61%, 3/11/2005–4/4/2005	39,284,000	39,248,007
Depfa Bank PLC		
2.61%, 4/5/2005	40,000,000	39,898,889
Edison Asset Securitization LLC		
2.60%, 4/4/2005	20,000,000 [a]	19,951,078
FCAR Owner Trust		
2.60%, 4/4/2005	40,000,000	39,902,156
Mane Funding Corp.		
2.53%, 3/9/2005	30,000,000 [a]	29,983,133
Norddeutsche Landesbank Luxembourg S.A.		
2.61%, 4/5/2005	40,000,000	39,898,889
Royal Bank of Scotland PLC		
2.60%, 4/5/2005	40,000,000	39,899,472
Sigma Finance Inc.		
2.62%, 4/12/2005	35,000,000 [a]	34,893,425
UBS Finance Delaware LLC		
2.59%, 3/1/2005	30,000,000	30,000,000
Total Commercial Paper		
(cost $528,950,515)		**528,950,515**

Corporate Notes–9.3%		
Lehman Brothers Holdings Inc.		
2.57%, 5/16/2005	50,000,000 [b]	50,000,000
Skandinaviska Enskilda Banken AB		
2.58%, 1/23/2006	40,000,000 [b]	39,999,235
Total Corporate Notes		
(cost $89,999,235)		**89,999,235**

U.S. Government Agencies–4.1%	Principal Amount ($)	Value ($)
Federal Home Loan Banks, Notes 1.35%, 4/29/2005 (cost $39,675,000)	39,675,000	**39,675,000**

Time Deposits–3.3%		
Manufacturers & Traders Trust Co. (Grand Cayman) 2.53%, 3/1/2005 (cost $32,000,000)	32,000,000	**32,000,000**
Total Investments (cost $965,625,327)	**99.9%**	**965,625,327**
Cash and Receivables (Net)	**.1%**	**1,228,463**
Net Assets	**100.0%**	**966,853,790**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At February 28, 2005, these securities amounted to $235,279,130 or 24.3% of net assets.*
b *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	64.8	Brokerage	5.2
Asset Backed-Multi-Seller	11.4	U.S. Government Agencies	4.1
Asset Backed-Single-Seller	8.2		
Asset Backed-Structured Investment Vehicle	6.2		**99.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	965,625,327	965,625,327
Cash		1,621,988
Interest receivable		1,523,544
Prepaid expenses		33,516
		968,804,375
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		275,320
Payable for shares of Common Stock redeemed		1,517,008
Accrued expenses		158,257
		1,950,585
Net Assets ($)		**966,853,790**
Composition of Net Assets ($):		
Paid-in capital		967,133,752
Accumulated net realized gain (loss) on investments		(279,962)
Net Assets ($)		**966,853,790**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		967,133,752
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended February 28, 2005

Investment Income ($):	
Interest Income	**16,529,636**
Expenses:	
Management fee–Note 2(a)	5,260,019
Shareholder servicing costs–Note 2(b)	1,046,743
Directors' fees and expenses–Note 2(c)	125,744
Custodian fees	96,893
Professional fees	62,064
Registration fees	38,615
Prospectus and shareholders' reports	16,699
Miscellaneous	22,765
Total Expenses	**6,669,542**
Less–reduction in management fee due to undertaking–Note 2(a)	(1,935,531)
Net Expenses	**4,734,011**
Investment Income–Net	**11,795,625**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(230,149)**
Net Increase in Net Assets Resulting from Operations	**11,565,476**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended,	
	February 28, 2005	February 29, 2004
Operations ($):		
Investment income–net	11,795,625	10,048,133
Net realized gain (loss) from investments	(230,149)	(28)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,565,476**	**10,048,105**
Dividends to Shareholders from ($):		
Investment income–net	**(11,837,783)**	**(10,005,975)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	495,350,204	630,390,955
Dividends reinvested	11,344,009	9,566,534
Cost of shares redeemed	(681,313,228)	(915,696,509)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(174,619,015)**	**(275,739,020)**
Total Increase (Decrease) in Net Assets	**(174,891,322)**	**(275,696,890)**
Net Assets ($):		
Beginning of Period	1,141,745,112	1,417,442,002
End of Period	**966,853,790**	**1,141,745,112**
Undistributed investment income–net	–	42,158

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Fiscal Year Ended February,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.011	.008	.015	.035	.061
Distributions:					
Dividends from investment income—net	(.011)	(.008)	(.015)	(.035)	(.061)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.15	.78	1.50	3.54	6.23
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.63	.63	.63	.62	.62
Ratio of net expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	1.12	.79	1.51	3.50	6.06
Net Assets, end of period ($ x 1,000)	966,854	1,141,745	1,417,442	1,812,439	1,854,935

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At February 28, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $279,962 is available to be applied against future net securities profits, if any, realized subsequent to February 28, 2005. If not applied, $39,570 of the carryover expires in fiscal 2006, $10,215 expires in fiscal 2007, $28 expires in fiscal 2012 and $230,149 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended February 28, 2005 and February 29, 2004, were all ordinary income.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $1,935,531 during the period ended February 28, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2005, the fund was charged $688,197 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $213,726 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $376,745 and transfer agency per account fees $38,000, which are offset against an expense reimbursement currently in effect in the amount of $139,425.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the

Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus BASIC Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC Money Market Fund, Inc., including the statement of investments, as of February 28, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of February 28, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC Money Market Fund, Inc. at February 28, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
April 7, 2005

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Diane Dunst (65)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

Rosalind Gersten Jacobs (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Jay I. Meltzer (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
- Physician, Internist and Specialist in Clinical Hypertension
- Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
- Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 11

————————

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
- Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
- Baltic-American Enterprise Fund, Vice Chairman and Director
- Harlem Educational Activities Fund, Inc., Chairman
- Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

————————

Warren B. Rudman (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
- Collins & Aikman Corporation, Director
- Allied Waste Corporation, Director
- Raytheon Company, Director
- Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

————————

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
- President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 91 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 91 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 195 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 92 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (92 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
BASIC Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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